UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIGNA Sports United N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.12 per share

(Title of Class of Securities)

N80029106

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N80029106	13G

1.	Name of Reporting Persons: Bridgepoint Advisers Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 24,449,937
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 24,449,937
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,449,937
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): IA

CUSIP No. N80029106	13G

1.	Name of Reporting Persons: Bridgepoint Europe IV (Nominees) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 24,449,937
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 24,449,937
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,449,937
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. N80029106	13G

1.	Name of Reporting Persons: Bridgepoint Europe IV General Partner L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 24,449,937
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 24,449,937
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,449,937
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. N80029106	13G

1.	Name of Reporting Persons: Bridgepoint Europe (SGP) Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 24,449,937
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 24,449,937
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,449,937
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): OO

Item 1.	(a). Name of Issuer

SIGNA Sports United N.V. (the “Issuer”)

(b). Address of Issuer’s Principal Executive Offices:

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

Item 2(a).

Name of Person Filing This Schedule 13G is being filed jointly by Bridgepoint Europe IV (Nominees) Limited, Bridgepoint Advisers Limited, both private limited companies organized under the laws of England and Wales, Bridgepoint Europe IV General Partner L.P., a Scottish limited partnership and Bridgepoint Europe (SGP) Ltd., a private limited company organized under the laws of Scotland (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing.

Item 2(b).	Address of Principal Business Office The principal address of each of the Reporting Persons is as follows:

Bridgepoint Europe IV (Nominees) Limited and Bridgepoint Advisers Limited

5 Marble Arch

London, W1H 7EJ

United Kingdom

Bridgepoint Europe IV General Partner L.P. and Bridgepoint Europe (SGP) Ltd.

50 Lothian Road

Festival Square

Edinburgh, Scotland EH39WJ

Item 2(c).	Citizenship

See response to Item 4 on each of the cover page and Item 2(a) above.

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value €0.12 per share (the “Shares”).

Item 2(e).	CUSIP Number:

N80029106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G are incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own 24,449,937 Shares. Consists of Shares held by Bridgepoint Europe IV (Nominees) Limited on behalf of certain limited partnerships comprising the Bridgepoint Europe IV Fund (the “Limited Partnerships”). Each of the Limited Partnerships is managed by Bridgepoint Advisers Limited. Bridgepoint Advisers Limited, under delegated authority by Bridgepoint

Europe IV General Partner L.P., has the power to control voting and investment decisions and therefore for these purposes, may be deemed to beneficially own the Shares held by Bridgepoint Europe IV (Nominees) Limited. Bridgepoint Advisers Limited is overseen by a board of directors that acts by majority approval. The General Partner of Bridgepoint Europe IV General Partner L.P. is Bridgepoint Europe (SGP) Ltd. which is a wholly-owned subsidiary of Bridgepoint Advisers Holdings (“BAH”). BAH is a wholly owned subsidiary of Bridgepoint Advisers Group Limited (“BAG”). BAG is a wholly owned subsidiary of Bridgepoint Group Holdings Limited (“BGH”). BGH is a wholly owned subsidiary of Bridgepoint Group plc.

The Shares beneficially owned by the Reporting Persons represents approximately 7.3% of the total Shares of the Issuer outstanding. Based on the information set forth in the Prospectus on Form 424(b)(3) filed by the Issuer with the Securities and Exchange Commission on July 18, 2022, there were 337,195,617 Shares of the Issuer outstanding as of June 10, 2022.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Item 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2023

BRIDGEPOINT ADVISERS LIMITED

By:	/s/ Rachel Thompson
Name: Rachel Thompson
Title: Director

BRIDGEPOINT EUROPE IV (NOMINEES) LIMITED

By:	/s/ Rachel Thompson
Name: Rachel Thompson
Title: Director

BRIDGEPOINT EUROPE IV GENERAL PARTNER L.P., ACTING BY BRIDGEPOINT EUROPE (SGP) LTD

By:	/s/ Rachel Thompson
Name: Rachel Thompson
Title: Director

BRIDGEPOINT EUROPE (SGP) LTD.

By:	/s/ Rachel Thompson
Name: Rachel Thompson
Title: Director